December 23, 2015

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:     Allegion Public Limited Company
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
Form 10-Q for Quarter Ended September 30, 2015
Filed October 29, 2015
File No. 1-35971

Dear Mr. Spirgel:

This is in response to your letter dated December 14, 2015 relating to the Allegion plc's (the Company’s) quarterly report on Form 10-Q for the quarter ended September 30, 2015.

For your convenience, we have set forth the staff’s comment below followed by our response.

Form 10-Q for Quarter Ended September 30, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

1.
We note that you provide security products, services and systems, including mechanical and electronic security products, to end users in the commercial, institutional and residential markets. It appears from your disclosures and earnings releases that you distinguish between commercial and residential revenue in analyzing your results of operations. It also appears that you are increasing your investment in electronic security products and that this is an area of growth. To the extent material, please expand the discussion of your results of operations to quantify and discuss the significance between commercial and residential revenue, including known trends in commercial, institutional and residential markets. Also discuss the contribution of your electronic security portfolio, as well as known trends and uncertainties in this market. With respect to uncertainties, please address risks associated with electronic security products, including cyberattacks, data integrity and protection of personally identifiable information.

Residential and non-residential revenue
We record revenues from sales of residential products and non-residential products in our Americas region. We do not analyze our results at that level within our Europe, Middle East, India and Africa and Asia Pacific regions. In future filings, we will add additional disclosure to the discussion of results of operations for our Americas region to explain the significance in changes in residential and non-residential net revenues, including known trends in commercial, institutional and residential markets. Below is a sample disclosure for our Americas segment for the three and nine months ended September 30, 2015 that is indicative of what we will disclose in future filings. The underlined section is our additional discussion on residential and non-residential products.
"Net revenues for the three months ended September 30, 2015 decreased by 1.0%, or $4.2 million, compared with the same period in 2014, primarily due to unfavorable foreign currency exchange rate movements primarily related to the devaluation of the Venezuelan bolivar as well as a weaker Canadian dollar (6.0%) and the divestiture of our Venezuelan operation offset by revenue from the acquisitions described above (2.0%). These decreases were partially offset by higher volumes (5.9%) and improved pricing (1.1%). Net revenues from non-residential products for the three months ended September 30, 2015 increased mid-single digits compared to the same period in the prior year due to market growth, new product launches and channel initiatives. Net revenues from residential products for the three months ended September 30, 2015 decreased low-double digits compared to the same period in the prior year primarily due to the devaluation of the Venezuelan bolivar and the divestiture of our Venezuelan operation, partially offset by domestic market growth."

"Net revenues for the nine months ended September 30, 2015 increased by 0.5%, or $6.1 million, compared with the same period in 2014, primarily due to higher volumes (6.5%) and improved pricing (0.7%) partially offset by unfavorable foreign currency exchange rate movements primarily related to the devaluation of the Venezuelan bolivar as well as a weaker Canadian dollar (6.2%) and the divestiture of our Venezuelan operation offset by revenue from the acquisitions described above (0.5%). Net revenues from non-residential products for the nine months ended September 30, 2015 increased mid-single digits compared to the same period in the prior year due to new market growth, product launches and channel initiatives. Net revenues from residential products for the three months ended September 30, 2015 decreased low-double digits compared to the same period in the prior year primarily due to the devaluation of the Venezuelan bolivar and the divestiture of our Venezuelan operation, partially offset by domestic market growth."
To the extent material, we will disclose known trends and uncertainties in commercial, institutional and residential markets.
Electronic security products

Allegion is a leading global provider of security products and solutions that keep people safe, secure and productive. Our experts across the globe deliver a wide range of high-quality security products, services and systems to end-users who seek customized solutions to their security needs. In our earnings release and supplemental presentation for the third quarter of 2015, we highlighted growth in sales of electronic security solutions as a recent trend in the industry, however through the nine months ended September 30, 2015 this trend has not had a material impact on our results of operations. On page 5 of our Annual Report on Form 10-K we disclosed that net revenues from electronic solutions and access control systems were 20% of 2014 consolidated net revenues. Net revenues from electronic security solutions were approximately half of that amount. To the extent the financial impact of this trend becomes material in future periods, we will add additional disclosure to our discussion of the consolidated results of operations to explain the significance in growth and any identified trends and uncertainties in this market.

Our electronic security solutions consist of electrified locks, door closers and exit devices that contain electronic components that allow the products to be operated remotely. Our electronic security solutions do not contain personally identifiable information and are not subject to data integrity risks. In this respect, they are similar to our traditional non-electrified locks and other security products, for which no risk factor discussion is required. The risk of a cyberattack affecting one of our electronic security solutions is not a risk related to the product but rather a broader risk related to a cyberattack against the overall wired or wireless system(s) that control the customer's premises, including our electronic security solutions. We assess risks regularly and will disclose risks associated with our electronic security solutions when it is determined such risks are significant to the Company.

We acknowledged that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions or comments, please contact me at 317-810-3372.

Sincerely,

/s/ Patrick S. Shannon

Patrick S. Shannon
Senior Vice President and Chief Financial Officer